Exhibit 99.1

Corporación América Airports Announces Extension of the Punta del Este Airport Concession Agreement

Extends concession term by fourteen years through 2033

Commits to undertake investments of approximately US$35 million to enhance passenger experience

LUXEMBOURG--(BUSINESS WIRE)--April 4, 2019--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that the Uruguayan Executive Power has issued Resolution No. 1351/2019 approving the amendment of the concession agreement (the “Punta del Este Concession Agreement”) with CAAP’s fully-owned subsidiary Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport in the city of Maldonado, by Punta del Este, Uruguay, and authorized the Ministry of Defense to grant the modification of the aforementioned contract. The amendment includes the extension of the term of the Punta del Este Concession Agreement for a fourteen–year period from 2019 through 2033.

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of $500,000 and incremental capital expenditures of approximately US$35.0 million, including the construction of a new general aviation terminal building, repaving of runways and taxiways, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

“We are pleased to have received approval for the extension of the Punta del Este Concession Agreement, an airport we have been operating since 2008. These additional investments we are undertaking will allow us to continue building on our strategy to provide a unique travel experience to the almost 200,000 passengers traveling through the Punta del Este airport annually. We also remain focused on supporting future growth by investing in sustainable infrastructure, introducing leading edge technology, while attracting airlines and additional route development contributing to further increase the connectivity of Uruguay,” commented Mr. Martín Eurnekian, CEO of Corporación América Airports.

About Corporación América Airports
Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world by the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2018, Corporación América Airports served 81.3 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

CONTACT:
Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411